Filed by Akzo Nobel N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934, as amended

Subject Company: Axalta Coating Systems Ltd.

(Commission File No.: 001-36733)

Date: June 24, 2026

The following is a shareholder notice released by Akzo Nobel N.V on June 24, 2026:

Notice convening the Extraordinary General Meeting of shareholders of Akzo Nobel N.V. ("AkzoNobel"), to be held in hybrid form from the AkzoNobel Center in Amsterdam on Wednesday, August 5, 2026, starting at 3:00 p.m. (CEST)

Agenda

1.          Opening

2.          Resolutions in connection to the Merger1

Merger Approval

2.a:	Approval of the Merger and all other actions contemplated by the Merger Agreement

MergeCo Articles of Association

2.b:	Amendment of the AkzoNobel Articles of Association in accordance with the MergeCo Articles of Association

Merger Consideration

2.c:	Authorization to issue shares and grant rights to subscribe for shares in connection with the Merger
2.d:	Authorization to restrict or exclude pre-emptive rights in connection with the Merger

MergeCo Board Composition

2.e:	Appointment of Mr. Grégoire Poux-Guillaume as Executive Director
2.f:	Appointment of Mr. Chris Villavarayan as Executive Director
2.g:	Appointment of Mr. Carl Anderson as Executive Director
2.h:	Appointment of Mr. Rakesh Sachdev as Non-Executive Director
2.i:	Appointment of Mr. Ben Noteboom as Non-Executive Director
2.j:	Appointment of Ms. Jaska de Bakker as Non-Executive Director
2.k:	Appointment of Ms. Jan Bertsch as Non-Executive Director
2.l:	Appointment of Mr. Wouter Kolk as Non-Executive Director
2.m:	Appointment of Mr. Kevin Stein as Non-Executive Director

Discharge members AkzoNobel Boards

2.n:	Discharge of the members of the AkzoNobel Board of Management
2.o:	Discharge of the members of the AkzoNobel Supervisory Board

MergeCo Remuneration Policy

2.p:	Adoption of the MergeCo Remuneration Policy

MergeCo Authorizations

2.q:	Authorization of the MergeCo Board to issue MergeCo Shares
2.r:	Authorization of the MergeCo Board to restrict or exclude pre-emptive rights
2.s:	Authorization of the MergeCo Board to acquire MergeCo Shares
2.t:	Cancellation of MergeCo Shares

3.          Closing

_______________

[1]	Each of agenda items 2.a through 2.t inclusive is a voting item. Unless expressly stipulated otherwise in the shareholders’ circular, each agenda item may be adopted by a simple majority of votes cast, without any quorum requirements having to be met.

Merger between AkzoNobel and Axalta

As announced on November 18, 2025, AkzoNobel and Axalta Coating Systems Ltd. have entered into a definitive agreement to combine in an all-share merger of equals (the "Merger"), creating a premier global coatings company. AkzoNobel will serve as a vehicle to the Merger and, as such, AkzoNobel will continue as the combined company ("MergeCo"). On Wednesday, August 5, 2026, an extraordinary general meeting of shareholders of AkzoNobel will be held to discuss and resolve upon the Merger and related matters (the "Extraordinary General Meeting").

Extraordinary General Meeting
The Extraordinary General Meeting will be held in hybrid form, meaning that shareholders may attend the meeting in person or virtually. The meeting will be held at the AkzoNobel Center at Christian Neefestraat 2, 1077 WW Amsterdam, the Netherlands. Shareholders attending the meeting virtually can vote and raise questions in real time during the meeting. Shareholders may also vote in advance by granting a voting instruction to the notary. The meeting will be held in English.

Documentation
The shareholders' circular (which includes the agenda and explanatory notes thereto), the verbatim text of the proposed MergeCo articles of association (in both Dutch and English), the MergeCo virtual general meeting protocol, the main elements of the agreements of Mr. G. Poux-Guillaume, Mr. C. Villavarayan and Mr. C. Anderson, the proposed MergeCo remuneration policy, a letter from the chair of the remuneration committee, a slide deck providing further information concerning the proposed MergeCo remuneration policy, the fairness opinions that AkzoNobel received in the context of the Merger, the Hybrid Meeting Terms and the Hybrid Meeting Manual & FAQ can be found on our corporate website www.akzonobel.com. Copies of the meeting documents are available to shareholders, electronically, via ABN AMRO Bank N.V. ("ABN AMRO"), e-mail address: ava@nl.abnamro.com. These documents are also available for review by shareholders at AkzoNobel’s offices, Christian Neefestraat 2, 1077 WW Amsterdam, the Netherlands.

Record Date

Persons entitled to participate in and vote at the Extraordinary General Meeting of Wednesday, August 5, 2026, shall be those persons who, after all changes have been processed, have these rights on Wednesday, July 8, 2026 – "the Record Date" – at 6:00 p.m. (CEST) and are registered as such in one of the registers designated by AkzoNobel’s Board of Management, provided that those persons have registered for the meeting in accordance with the provisions set forth below.

Registration

Shareholders who wish to attend this Extraordinary General Meeting in person, virtually or by proxy, are required to notify ABN AMRO through their bank or stockbroker. Notification can take place as of Thursday, July 9, 2026, at 8:00 a.m. (CEST) until Tuesday, July 28, 2026, at 6:00 p.m. (CEST). Shareholders (or their authorized representatives) can also register themselves via www.abnamro.com/evoting. For this purpose the intermediary that has registered the shares shall, no later than Wednesday, July 29, 2026, at 1:00 p.m. (CEST), issue a statement to ABN AMRO via www.abnamro.com/intermediary that the shares which have been applied for registration were registered in the name of the holder thereof on the Record Date. In addition, the intermediaries are requested to include the full address details, valid email address, securities account and (for virtual access) mobile phone number of the relevant holders for authentication purposes, in order to be able to verify the shareholding on the Record Date in an efficient manner and to provide access to the meeting. The receipt (of registration) to be provided by ABN AMRO via the intermediary will contain proof for admission in person, or login details for the shareholders who wish to attend the meeting virtually.

Physical attendance and voting

Shareholders and proxy holders who wish to attend the meeting in person are requested to register themselves with the receipt of registration (admission ticket) at the registration desk between 2:00 p.m. (CEST) and the beginning of the meeting at 3:00 p.m. (CEST). Shareholders and proxy holders can be asked to identify themselves when attending the meeting. All attendees of the meeting are therefore requested to bring valid identification (for instance a passport or a driving license) to the meeting.

Shareholders and proxy holders who wish to attend the meeting in person and who will not issue voting instructions to the notary, are requested to vote electronically by using their own electronical device (smartphone, tablet or laptop). In addition, AkzoNobel will have voting devices available in case shareholders or proxy holders are unable to use their own electronical device.

Virtual attendance and voting

Shareholders who wish to attend the meeting virtually can do so via the online platform of www.abnamro.com/evoting, using the login details provided in the receipt of registration. The confirmation email will contain a link to login via a two-step verification process (by SMS verification) to AkzoNobel's online platform. Via the online platform, shareholders can vote at the meeting on all voting items by using their smartphone, tablet, laptop or PC during the meeting, unless the shareholder’s intermediary does not support online voting.

Shareholders who wish to attend the meeting virtually, must log into the online platform via www.abnamro.com/evoting and complete the admission procedure for the meeting before the meeting starts (3:00 p.m. (CEST)). Shareholders who have not logged-in before the start of the Extraordinary General Meeting via the online platform cannot vote via the platform and can only follow the meeting via the webcast.

AkzoNobel's Hybrid Meeting Terms apply to shareholders who participate in the meeting via the online platform. AkzoNobel's Hybrid Meeting Terms as well as an overview of the minimum requirements applicable to the devices and systems can be found at www.akzonobel.com.

Voting by proxy

A shareholder who chooses to be represented must, in addition to registering for the meeting as described above, send in a signed proxy instrument separately. The duly signed proxy instrument needs to be received on Tuesday, July 28, 2026, at 6:00 p.m. (CEST), by e-mail at corporate.secretariat@akzonobel.com. Prior to the meeting the proxy holder must hand in the admission ticket and the proxy instrument at the registration desk.

Voting instructions

A shareholder can choose to give a voting instruction to Mr. B.J. Kuck, civil law notary in Amsterdam, the Netherlands, or in his absence the substitute designated by him, to vote on behalf of the shareholder at the meeting. Electronic voting instructions can be given via www.abnamro.com/evoting and need to be received on Tuesday, July 28, 2026, at 6:00 p.m. (CEST). Voting instructions and proxies so provided may be shared with AkzoNobel ahead of the Extraordinary General Meeting.

Questions

During the meeting shareholders who have registered for the meeting and attend the meeting in person or virtually, can ask any questions about the agenda items. Shareholders attending virtually can do so in writing using the chat function of the online platform of www.abnamro.com/evoting. Shareholders may also submit questions regarding the agenda items prior to the meeting, ultimately on Tuesday, July 28, 2026, at 6:00 p.m. (CEST), by sending an email to: investor.relations@akzonobel.com. The aim will be to answer all questions during the meeting as the agenda allows and to the extent appropriate in view of the orderly conduct of the meeting. The Chair of the meeting may decide on the order of the meeting at its own discretion. All questions and answers will be published on our website after the meeting.

Webcast

The meeting will be webcasted live and in full via the internet: www.akzonobel.com.

Amsterdam, June 24, 2026

The Supervisory Board

Important Information Regarding the Proposed Axalta Transaction

General Restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction which was published on June 24, 2026.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, "Relevant Persons").This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on May 27, 2026, as amended on June 18, 2026, which included a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The registration statement was declared effective by the SEC on June 23, 2026. In connection with the proposed transaction, on June 24, 2026, Axalta filed with the SEC a definitive proxy statement and, on or about June 24, 2026, Axalta commenced mailing the definitive proxy statement to its holders of record as of June 11, 2026. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed are available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors/all-sec-filings.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus relating to the proposed transaction, which was filed with the SEC on June 24, 2026. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trade register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction are more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.